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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              SIGMA CIRCUITS, INC.

                           (Name of Subject Company)

                              SIGMA CIRCUITS, INC.

                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)

                                   826559106

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 B. KEVIN KELLY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SIGMA CIRCUITS, INC.
                               393 MATHEW STREET
                         SANTA CLARA, CALIFORNIA 95050
                                 (408) 727-9169

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   COPIES TO:

                                MARK P. TANOURY
                               COOLEY GODWARD LLP
                              3000 SAND HILL ROAD
                             BUILDING 3, SUITE 230
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 843-5000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Sigma Circuits, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 393 Mathew Street, Santa Clara, California 95050. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $.001 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated June 5, 1998 (as amended or supplemented, the "Schedule 14D-1"), filed by Tyco International Ltd., a Bermuda company ("Tyco"), and its indirect wholly owned subsidiary, T10 Acquisition Corp., a Delaware corporation (the "Purchaser"), with the Securities and Exchange Commission (the "Commission"), relating to an offer by the Purchaser to purchase all the issued and outstanding Shares at a price of $10.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 5, 1998, and the related Letter of Transmittal (together the "Offer Documents").

    The Offer Documents indicate that the principal executive offices of the Purchaser are located at One Tyco Park, Exeter, New Hampshire 03833, and of Tyco are located at The Gibbons Building, 10 Queens Street, Suite 301, Hamilton, Bermuda HM11. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 1, 1998 (the "Merger Agreement"), among the Company, Tyco and the Purchaser. A copy of the Merger Agreement is filed as Exhibit 2 to this Schedule 14D-9, and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding at the Effective Time (as defined below) (other than Shares held in the treasury of the Company, Shares owned by Tyco, the Purchaser or any other subsidiary of Tyco or shares held by stockholders who properly exercise their dissenters' rights under the Delaware General Corporation Law ("Delaware Law" or "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $10.50 per Share, net to the Seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share ("Certificate"). The Merger Agreement is summarized in
Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Proxy Statement for the 1997 Annual Meeting of Stockholders filed as Exhibit 1 to this Schedule 14D-9 under the headings "Security Ownership of Certain Beneficial Owners and Management," "Executive Compensation," "Stock Option Grants and Exercises," "Option Grants in Last Fiscal Year," "Change-in-Control Severance Agreements," and "Certain Transactions."

    The Company also maintains a bonus program for its executive officers based on achievement of annual financial performance targets and other management objectives established annually, but subject to adjustment by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"). During fiscal 1998 the Company has paid out approximately $215,000 in bonuses to the Company's executive officers and may pay out an additional $120,000 in the remainder of fiscal 1998 ending June 27, 1998.

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    On December 19, 1997, the Compensation Committee granted to B. Kevin Kelly,
President, Chief Executive Officer and a Director of the Company, and Philip Bushnell, Senior Vice President, Finance and Administration, Secretary, CFO and a Director of the Company, options to purchase 100,000 and 50,000 shares, respectively, of the Company's common stock for $6.875 per share (the fair market value of the common stock on the date of grant) under the Company's Amended and Restated 1997 Stock Option Plan (the "1997 Plan").

    Under the terms of the Company Option Plans, all unvested options outstanding upon a Change in Control of the Company (as defined in the Company Option Plans) will become fully exercisable unless they are assumed by the person acquiring control of the Company. Under the terms of the Merger, none of the options outstanding under the Company Option Plans will be assumed by the Purchaser or Tyco. As such, all such unvested options will be immediately and fully vested upon effectiveness of the Merger.

    In May 1998 the Board of Directors approved forgiveness of the principal and accrued interest on certain loans extended to Mr. Kelly and Mr. Hardwick in connection with their hiring, in the amounts of approximately $60,000 and $50,000, respectively. Such forgiveness is contingent on the closing of the Merger.

THE MERGER AGREEMENT

    The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 to this Schedule 14D-9. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. Capitalized terms used in the following summary and not otherwise defined in this Schedule 14D-9 shall have the meanings set forth in the Merger Agreement.

    THE OFFER. Pursuant to the Merger Agreement, the Purchaser has made the Offer to purchase all outstanding Shares at $10.50 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer Documents. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser will not (i) impose conditions to the Offer in addition to the Offer Conditions, (ii) modify or amend the Offer Conditions or any other term of the Offer in a manner adverse to the holders of Shares, (iii) waive or amend the Minimum Condition, (iv) reduce the number of Shares subject to the Offer, (v) reduce the Per Share Amount, (vi) except as provided in the following sentences, extend the Offer, if all of the Offer Conditions are satisfied or waived, or (vii) change the form of consideration payable in the Offer. The Merger Agreement provides that the Purchaser may extend the Offer at any time, and from time to time, without the consent of the Company (i) if at the then scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to accept for payment and pay for Shares shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer; or (iii), if all Offer Conditions are satisfied or waived but the number of Shares tendered is less than 90% of the then outstanding number of Shares, for an aggregate period of not more than 10 business days (for all such extensions) beyond the latest expiration date that would be permitted under clause (i) or (ii) of this sentence.

    CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Shares, unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of the outstanding Shares on a fully diluted basis (the

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"Minimum Condition"), and (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated; PROVIDED, HOWEVER, that Tyco and Purchaser shall extend the expiration date of the Offer from time to time until July 31, 1998 if, when and as necessary to satisfy any request for additional information by the Antitrust Division of the United States Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") pursuant to the HSR Act. Furthermore, notwithstanding any other term of the Offer of the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist or shall occur and remain in effect:

        (a) there shall have been instituted, pending or threatened any action or proceeding by any court or other Governmental Entity, which (i) seeks to challenge the acquisition by Tyco or the Purchaser (or any of its affiliates) of Shares pursuant to the Offer, restrain, prohibit or delay the making or consummation of the Offer or the Merger, or obtain damages in connection therewith in an amount which would reasonably be expected to have a Material Adverse Effect, (ii) seeks to make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal, (iii) seeks to impose limitations on the ability of Tyco (or any of its affiliates) effectively to acquire or hold, or to require Tyco or the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any portion of the assets or the business of Tyco and its affiliates or any material portion of the assets or the business of the Company, (iv) seeks to impose material limitations on the ability of Tyco (or its affiliates) to exercise full rights of ownership of the Shares purchased by it, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, or (v) seeks to restrict any future business activity by Tyco (or any of its affiliates) in the United States electronic interconnect industry, including, without limitation, requiring the prior consent of any person or entity (including any Governmental Entity) to future transactions by Tyco (or any of its affiliates); or

        (b) there shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer of the Merger, by any statute, rule, regulation, judgment, decree, order or injunction, that is reasonably likely to directly or indirectly result in any of the consequences referred to clauses (i) through (v) of subsection (a) above; or

        (c) the Merger Agreement shall have been terminated in accordance with its terms; or

        (d) any of the representations and warranties made by the Company in the Merger Agreement (1) shall not have been true and correct in all material respects when made, or (2) other than where the failure to be true and correct will not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, shall thereafter have ceased to be true and correct in all material respects as if made as of such later date (other than representations and warranties made as of a specified date), or the Company shall not in all material respects have performed in a timely manner each obligation and agreement and complied in a timely manner with each covenant to be performed and complied with by it under the Merger Agreement; or

        (e) the Company's Board of Directors shall have modified or amended its recommendation of the Offer in any manner adverse to Tyco or shall have withdrawn its recommendation of the Offer, or shall have recommended acceptance of any Acquisition Proposals or shall have resolved to do any of the foregoing; or

        (f) (i) any corporation, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act) (a "person"), other than Tyco and the Purchaser, shall have acquired beneficial ownership of more than 20% of the outstanding Shares, or shall have been granted any options or rights, conditional or otherwise, to acquire a total of more than 20% of the outstanding Shares; (ii) any new group shall have been formed which beneficially owns more than 20% of the outstanding Shares; or (iii) any

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    person (other than Tyco or one or more of its affiliates) shall have entered into an agreement in principle or definitive agreement with the Company with respect to a tender or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company;
    or

        (g) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, the American Stock Exchange or The Nasdaq Stock Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement or escalation of a war, armed hostility or other international or national calamity directly involving the United States, (iv) any material limitation (whether or not mandatory) by any Governmental Equity on, or any other event that is reasonably likely materially and adversely to affect the extension of credit by banks or other lending institutions in the United States, (v) any decline in either the Dow Jones Industrial Average or the Standard and Poor's 500 Index by an amount in excess of 15% measured from the close of business on the date of the Merger Agreement, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

        (h) any change, development, effect or circumstance shall have occurred or be threatened that would reasonably be expected to have a Material Adverse Effect; or

        (i) the Company shall commence a case under any chapter of Title XI of the United States Code or any similar law or regulation; or a petition under any chapter of Title XI of the United States Code or any similar law or regulation is filed against the Company which is not dismissed within 10 business days.

    Notwithstanding anything to the contrary contained in this section or any other provision of the Offer, the Purchaser shall pay for or return tendered Shares promptly after expiration, termination or withdrawal of the Offer, and the occurrence or continuation of any of the circumstances referred to in the conditions described in this section following such expiration, termination or withdrawal shall not affect the obligation of the Purchaser promptly to pay for or return all Shares duly tendered and not theretofore withdrawn in accordance with the terms of the Offer.

    The foregoing conditions are for the sole benefit of Tyco and the Purchaser and may be asserted by Tyco or the Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Tyco or the Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Tyco. The failure by Tyco or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances will not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, the Purchaser shall be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and will succeed to and assume all the rights and obligations of the Purchaser in accordance with the DGCL. Unless otherwise determined by Tyco prior to the Effective Time, the Certificate of Incorporation and Bylaws of the Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    CONVERSION OF SHARES. At the Effective Time, each Share issued and outstanding immediately prior thereto (other than Shares held by the Company as treasury Shares, Shares owned by Tyco, the Purchaser or any wholly owned subsidiary of Tyco and Dissenting Shares) will be converted into the right to receive from Tyco the Merger Consideration upon the surrender of the certificate formerly representing such Share. Each Share so converted will no longer be outstanding and will automatically be cancelled and retired.

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    STOCK OPTIONS, WARRANTS AND NOTES.  Each option outstanding at the Effective
Time to purchase Shares (a "Stock Option") granted under the Company's (i) Amended and Restated 1997 Stock Option Plan, (ii) 1994 Non-employee Director's Stock Option Plan, and (iii) any other option plan or agreement (collectively, the "Company Option Plans") shall be converted into the right to receive, upon the exercise of such Stock Option in accordance with the terms thereof, including the provisions providing for full vesting of all unvested shares in the event that such options are not assumed following a Change-in-Control (as defined in the Company Option Plans), an amount of cash equal to the Merger Consideration multiplied by such number of shares of Common Stock underlying such option.

    The warrant expiring June 10, 1999 to purchase 200,000 Shares at a price of $3.30 per share (the "Warrant") shall be exercisable, from and after the Effective Time and in accordance with the terms thereof, for an amount of cash equal to the Merger Consideration multiplied by 200,000.

    The $1.8 million 10.0% convertible subordinated note due 2001 (the "Note") shall be convertible, from and after the Effective Time and pursuant to the terms thereof, for an amount of cash equal to the Merger Consideration multiplied by such number of Shares as the Note was convertible into prior to the Effective Time assuming that the Note was fully convertible at that time.

    DISSENTING SHARES. The Merger Agreement provides that, if required by the DGCL, Dissenting Shares will not be exchangeable for the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon.

    SHORT-FORM MERGER. The Merger Agreement provides that in the event that the Purchaser, or any other direct or indirect subsidiary of Tyco, acquires at least 90% of the outstanding Shares, Tyco, the Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Tyco and the Purchaser relating to the Company including, among other things, organization and qualification, Certificate of Incorporation and Bylaws, capitalization, authority relative to the Merger Agreement, contracts, the absence of conflicts, required filings and consents, premises, compliance with law, filings with the Commission, financial statements, absence of certain changes or events, undisclosed liabilities, litigation, employee benefit matters, labor matters, limitation on business conduct, title to property, real property, taxes, environmental matter, intellectual property, insurance, accounts receivable, customers, interested party transactions, the absence of certain payments, the applicability of the Delaware takeover statute, the opinion of J.C. Bradford, brokers and full disclosure.

    Tyco and the Purchaser have also made customary representations and warranties to the Company relating to Tyco and the Purchaser, including, without limitation, organization and qualification, authority relative to the Merger Agreement, the absence of conflicts, required filings and consent, brokers, the activities of Purchaser, the availability of sufficient funds to consummate the Offer and the Merger and full disclosure.

    COVENANTS RELATING TO THE CONDUCT OF BUSINESS. Pursuant to the Merger Agreement, the Company has agreed that, except as otherwise expressly contemplated by the Merger Agreement or consented to in advance by Tyco (which consent is in writing or subsequently confirmed in writing), which consent shall not be unreasonably withheld, it will in all material respects, carry on its business in, and not enter into any

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material transaction other than in accordance with, the regular and ordinary course and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it.

    The Company has agreed that except as expressly contemplated by the Merger Agreement it will not, without the prior consent of Tyco (which consent is in writing or subsequently confirmed in writing), which consent shall not be unreasonably withheld: (a) (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of the Company in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or
(iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than the issuance of Shares during the period from the date of the Merger Agreement through the Effective Time upon the exercise of options or warrants or other rights to purchase Shares outstanding on the date of the Merger Agreement in accordance with their current terms); (c) amend or change its Certificate of Incorporation or Bylaws; (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case that are material, individually or in the aggregate, to the Company (e) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets that are material, individually or in the aggregate, to the Company; (f) make any commitment or enter into any contract or agreement except (i) in the ordinary course of business consistent with past practice or (ii) for capital expenditures to be made in fiscal 1998 as identified in a capital expenditure budget previously delivered to Tyco; (g) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except in the ordinary course of business consistent with past practice under financing arrangements in existence on the date of the Merger Agreement, or make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice; (h) except as may be required as a result of a change in law or pursuant to generally accepted accounting principles, change any of the accounting principles or practices used by the Company; (i) make any tax election or settle or compromise any material income tax liability; (j) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice; (k) increase in any manner the compensation or fringe benefits of any directors, officers or other key employees of the Company or pay any pension or retirement allowance not required by an existing plan or agreement to any such employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, other than increases in the compensation of employees who are not officers or directors of the Company made in the ordinary course of business consistent with past practice, or (except pursuant to the terms of preexisting plans or agreements) accelerate the vesting of any compensation or benefit; (l) except in connection with the exercise of its fiduciary duties by the Board of Directors of the Company, waive, amend or allow to lapse any term or condition of any confidentiality or "standstill" agreement to which the Company or any subsidiary is a party; or (m) take, or agree to take, any of the foregoing actions or any action which would make any of the

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representations or warranties of the Company contained in the Merger Agreement untrue or incorrect at or prior to the Effective Time of the Merger.

    COMPANY STOCKHOLDER APPROVAL. Pursuant to the Merger Agreement, the Company will, if required by applicable law, call a meeting of its stockholders (the "Stockholder Meeting") as soon as practicable following the purchase of Shares pursuant to the Offer for the purpose of voting upon the Merger. The Company will recommend to its stockholders the approval of the Merger through its Board of Directors and will use its reasonable best efforts to obtain stockholder approval of the Merger. In addition, if required by applicable law, the Company has agreed to prepare and file with the Commission, as soon as practicable following the expiration of the Offer, a proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting, or, if applicable, an information statement, satisfying all requirement under the Exchange Act.

    ACQUISITION PROPOSALS. The Company has agreed in the Merger Agreement, from the date of the Merger Agreement and prior to the Effective Time, (a) the Company will not, and the Company will direct and use its reasonable best efforts to cause its officers, directors, employees and authorized agents and representatives (including any investment banker, attorney or accountant retained by it) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of, any equity securities (except pursuant to the exercise of outstanding opinions, warrants or other rights) or all or any significant portion of the assets of, the Company (any such proposal or offer being referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or entity relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person or entity conducted previously with respect to any of the foregoing and will take the necessary steps to inform the person or entity referred to above of the obligations undertaken pursuant to this provision; and (c) that it will notify Tyco immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company (but the Company shall not be required to disclose the identity of the other party or the terms of its proposals); provided, however, that the foregoing provisions will not prohibit the Board of Directors of the Company from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal in writing to engage in an Acquisition Proposal transaction which the Board of Directors of the Company in good faith determines represents a financially superior transaction for the stockholders of the Company as compared to the Offer and the Merger if, and only to the extent that, (A) the Board of Directors determines, after consultation with outside counsel of national reputation (which may be the Company's regularly engaged counsel) in corporate and securities matters as the Company shall select ("Company Counsel"), that failure to take such action would be inconsistent with the compliance by the Board of Directors with its fiduciary duties to stockholders imposed by law, (B) prior to or concurrently with furnishing such information to, or entering into discussions or negotiations with, such a person or entity, the Company provides written notice to Tyco to the effect that it is furnishing information to, or entering into discussions or negotiations with, such a person or entity, and (C) the Company keeps Tyco informed of the status (excluding, however, the identity of such person or entity) of any such discussions or negotiations; and (ii) to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. Nothing contained in the foregoing provisions will (x) permit the Company to terminate the Merger Agreement (except as provided below under "Termination"), (y) permit the Company to enter into any agreement with respect to an Acquisition Proposal during the term of the Merger Agreement, or (z) affect any other obligation of any party under the Merger Agreement.

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    ANNUAL MEETING.  The Company has agreed pursuant to the Merger Agreement that it will defer and/or postpone the holding of its 1998 annual meeting of stockholders indefinitely pending the consummation of the Merger, unless the Company is otherwise required to hold such meeting by an order from a court of competent jurisdiction.

    STOCK PLANS AND WARRANTS. The Company has agreed pursuant to the Merger Agreement that, prior to the Effective Time, it will take all such actions as shall be necessary to effect the provisions of the Merger Agreement relating to the Company Option Plans, the Warrant and the Note. The Company has also agreed to take such action as is necessary to cause the ending date of the then current offering period under the Company's 1994 Employee Stock Purchase Plan to be prior to the Effective Time and to terminate such plan as of the Effective Time. The Company also agreed to give written notice of the Merger to the holder of the Warrant at least 20 days prior to the Effective Time or by such other time required pursuant to the terms thereof.

    REASONABLE BEST EFFORTS. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties thereto has agreed to use its reasonable best efforts to take, or cause to be taken, all actions (including entering into transactions), and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, and the other transactions contemplated by the Merger Agreement, including (a) making its respective filings (including under the HSR
Act) and thereafter making any other required submission with respect to the Offer and the Merger, (b) obtaining all additional necessary actions or non-actions, waivers, consents and approvals from any applicable Governmental Entity and making all necessary registrations and filings (including filings with Governmental Entities) and taking all reasonable steps as may be necessary to obtain an approval or waiver from any Governmental Entity, (c) obtaining all necessary consents, approvals or waivers from third parties, (d) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (e) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. Neither Tyco, Purchaser nor the Company, however, will be required to take any action pursuant to clauses (b), (c), (d) or (e) above that would in any event have a Material Adverse Effect, in the case of the Company, or any similar effect on Tyco and/or its subsidiaries. In addition, neither Tyco, Purchaser nor any of their affiliates will be required to enter into any transaction or take any other action that would require a waiver of, or that is inconsistent with satisfaction of, the conditions of the Offer set forth in clauses (a)(iii), (iv) or (v) of the section above entitled "Conditions of the Offer."

    PUBLIC ANNOUNCEMENTS. The Merger Agreement provides that Tyco, the Purchaser and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by the Merger Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange.

    INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless all past and present officers and directors (the "Indemnified Parties") of the Company and of its subsidiaries to the full extent such persons may be indemnified by the Company pursuant to Delaware law, the Company's Certificate of Incorporation and Bylaws as in effect from time to time for acts and omissions occurring at or prior to the Effective Time and has agreed to advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, provided that such persons provide the requisite affirmations and undertaking, as set forth in
Section 145(e) of the DGCL. Tyco has agreed to provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the

Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; PROVIDED, HOWEVER, that Tyco and the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such insurance, but in such case will purchase as much coverage as possible for such amount. Tyco has agreed to absolutely and unconditionally guarantee the performance of the Surviving Corporation under these provisions.

    BOARD REPRESENTATION. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, Tyco will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Tyco, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to the product of (a) the total number of directors on the Board of Directors and (b) the percentage that the number of Shares purchased by the Purchaser bears to the number of Shares outstanding. The Company has agreed that, upon request by Tyco, it will promptly increase the size of the Board of Directors and/or exercise its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Tyco's designees to be elected to the Board of Directors and will cause Tyco's designees to be so elected. The Company has agreed to take, at its expense, all actions required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to effect any such election and shall include in the Schedule 14D-9 or otherwise timely mail to its stockholders the information required to be disclosed pursuant thereto. Tyco will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

    Pursuant to the Merger Agreement, following the election of designees of the Purchaser, prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or Bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Tyco or the Purchaser or waiver of any of the Company's rights or obligations under the Merger Agreement will require the concurrence of a majority of the directors of the Company then in office who were directors as of the date of the Merger Agreement or persons designated by such directors and neither were designated by Tyco nor are employees of the Company ("Continuing Directors"). Prior to the Effective Time, the Company and Tyco will use all reasonable efforts to ensure that the Company's Board of Directors at all times includes at least three Continuing Directors.

    If the Purchaser acquires at least a majority of the Shares, it will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

    CONDITIONS PRECEDENT TO MERGER. The respective obligations of Tyco, the Purchaser and the Company to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if required by applicable law, the Merger Agreement shall have been approved by the requisite vote of the stockholders of the Company; and (b) no court or other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree or injunction which prohibits or has the effect of prohibiting the consummation of the Merger; PROVIDED, HOWEVER, the Company, Tyco and the Purchaser have agreed that, prior to invoking this provision, they shall use their reasonable best efforts (subject to the other terms and conditions of the Merger Agreement) to have any such order, decree or injunction vacated.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company:

        A. by mutual written consent of Tyco and the Company;

        B. by the Company if: (i) the Offer has not been timely commenced (except as a result of actions or omissions by the Company); or (ii) there is an Acquisition Proposal which the Board of Directors of the Company in good faith determines represents a financially superior transaction for the stockholders of the Company as compared to the Offer and the Merger, and the Board of Directors of the Company determines, after consultation with Company Counsel, that failure to terminate the Merger Agreement would be inconsistent with the compliance by the Board of Directors with its fiduciary duties to stockholders imposed by law; PROVIDED, HOWEVER, that such right to terminate the Merger Agreement shall not be available (1) if the Company has breached in any material respect its obligations concerning Acquisition Proposals or (2) if, prior to or concurrently with any purported termination pursuant to this clause, the Company shall not have paid the fees and expenses contemplated under the provisions set forth below under "Fees and Expenses"; or (iii) any representation or warranty of Tyco or the Purchaser shall not have been true and correct in all material respects as if made at such later date; or (iv) Tyco or the Purchaser fails to comply in any material respect with any of its material obligations or covenants contained in the Merger Agreement, including the obligation of the Purchaser to purchase Shares pursuant to the Offer;

        C. by Tyco if (i) the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn, modified or amended in any material respect its approval or recommendations of the Offer or the Merger or shall have resolved to do any of the foregoing; or (ii) any representation or warranty of the Company shall not have been true and correct (1) in all material respects when made or (2) other than where the failure to be true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, shall have ceased at any later date to be true and correct in all material respects as if made at such later date, except that the right to terminate the Merger Agreement pursuant to this clause shall not be available to Tyco if the Purchaser or any affiliate of the Purchaser shall acquire Shares pursuant to the Offer; or (iii) the Company shall have failed to comply in any material respect with any of its material obligations or covenants contained in the Merger Agreement, except that the right to terminate the Merger Agreement pursuant to this clause shall not be available to Tyco if the Purchaser or any affiliate of the Purchaser shall acquire Shares pursuant to the Offer; or

        D. by either Tyco or the Company if: (i) either (x) as the result of the failure of the Minimum Condition or any of the other Offer Conditions, the Offer shall have terminated or expired in accordance with its terms without Purchaser having purchased any Shares, or (y) the Offer shall not have been consummated on or before October 31, 1998; PROVIDED, HOWEVER, that the right to terminate this Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in the failure of any such condition; or (ii) any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

    FEES AND EXPENSES. Except as described in the following sentences, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses. The Company has agreed in the Merger Agreement that, if the Merger Agreement is terminated pursuant to:
(i) clause D(i) set forth above under "Termination" and at the time of such termination (1)(x) the Offer has remained open for a minimum of 20 business days, (y) the Minimum Condition has not been satisfied and (z) an Acquisition Proposal existed during such 20 day period, or (2) at the time of such termination any person, entity or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Tyco or any of its affiliates) shall have become the beneficial owner of more than 20% of the outstanding Shares and such person, entity or group (or any affiliate of such person, entity or group) thereafter
(x) shall make an Acquisition Proposal at a price per share of at least $10.50, and, in the case of a consensual transaction with the Company, shall substantially have negotiated the terms thereof, at any time on or prior to the date which is six months after such termination of the Merger Agreement, and (y) shall consummate such Acquisition Proposal at any time on or prior to the date which is one year after termination of Merger Agreement, in the case of a consensual transaction, or six months after termination of the Merger Agreement, in the case of a non-consensual transaction, in each case with a value per share of Common Stock of at least $10.50 (with appropriate adjustments for reclassification of capital stock, stock dividends, stock splits, reverse stock splits and similar events); (ii) clause B(ii) set forth above under "Termination"; (iii) clause C(i) set forth above under "Termination"; or (iv) clause C(iii) set forth above under "Termination," the Company will pay to Tyco (such payment, with respect to clause (iv) above only, to be Tyco's sole and exclusive remedy), the sum of (a) $2.0 million, plus (b) the amount of all documented out-of-pocket costs and expenses incurred by Tyco, the Purchaser or their affiliates in connection with the Merger Agreement or the transactions contemplated thereby in an aggregate amount not to exceed $150,000. Such payment will be made as promptly as practicable but in no event later than five business days following termination of the Merger Agreement pursuant to the immediately preceding sentence, or, in the case of clause (v) of the immediately preceding sentence, upon consummation of such Acquisition Proposal and will be made by wire transfer of immediately available funds to an account designated by Tyco. The Company further agrees that if the Merger Agreement is terminated pursuant to clause C(ii)(1) set forth above under "Termination," the Company shall pay to Tyco the amount of all documented out-of-pocket costs and expenses incurred by Tyco, the Purchaser or their affiliates in an aggregate amount not to exceed $150,000 in connection with the Merger Agreement or the transactions contemplated hereby.

THE STOCKHOLDER AGREEMENT

    As an inducement to Tyco and the Purchaser entering into the Merger Agreement with the Company, certain executive officers and directors of the Company (the "Stockholders"), who beneficially own 458,146 issued and outstanding Shares, constituting approximately 7.2% of the Shares on a fully diluted basis (approximately 21.9% of the Shares on a fully diluted basis including 942,219 Shares issuable to them upon the exercise of options and other rights to acquire Shares) and other rights to acquire Shares, have entered into a Stockholder Agreement (the "Stockholder Agreement") with Tyco and the Purchaser, pursuant to which they have agreed to tender their Shares in the Offer.

    The following summary of certain provisions of the Stockholder Agreement, a copy of which is filed as an exhibit to this Schedule 14D-9, is qualified in its entirety by reference to the text of the Stockholder Agreement.

    AGREEMENT TO TENDER. Each of the Stockholders has agreed to tender its Shares, whether held now or acquired any time prior to the expiration or termination of the Offer, in the Offer and not to withdraw any Shares so tendered unless the Offer (i) is withdrawn in accordance with the terms of the Merger Agreement or (ii) expires without such Shareholder's Shares being purchased and the conditions set forth in Section 15 have not been satisfied or waived by Tyco or the Purchaser. In connection therewith, the Company has agreed with, and covenanted to, Tyco that the Company will not register the transfer of any certificate or agreement representing any Stockholder's Shares, unless such transfer is made to Tyco or the Purchaser or otherwise in compliance with the Stockholder Agreement.

    GRANT OF IRREVOCABLE PROXY. Each of the Stockholders has irrevocably granted to, and appointed, Tyco and individuals designated by Tyco as such Stockholder's proxy and attorney-in-fact, to vote such Stockholders' Shares, or grant a consent or approval in respect of such Shares, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which such Stockholders' vote, consent or other approval is sought, against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company and (ii) any amendment of the Company's Certificate of Incorporation or Bylaws or other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the

Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

    REPRESENTATIONS, WARRANTIES, COVENANTS AND OTHER AGREEMENTS. Each of the Stockholders has made certain representations and warranties in the Stockholder Agreement, including with respect to (i) ownership of his Shares, (ii) the absence of liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances on or in respect of his Shares, and (iii) an acknowledgement of Tyco's reliance upon such Stockholders' execution of the Stockholder Agreement in entering into, and causing the Purchaser to enter into, the Merger Agreement. In addition, each of the Stockholders has agreed not to (i) transfer, or consent to any transfer of, any or all of such Stockholder's Shares or any interest therein (except as contemplated by the Stockholder Agreement and except for certain charitable contributions), (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares, (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Stockholder Agreement or the transactions contemplated thereby. The Stockholders have also agreed not to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, provided that the foregoing restrictions shall not be applicable in any case to the extent that, pursuant to the Merger Agreement, such restrictions would not be applicable to the Company.

    TERMINATION. The Stockholder Agreement, and all rights and obligations thereunder and the proxy provided therein, shall terminate upon the earlier of
(i) the date upon which the Merger Agreement is terminated in accordance with its terms, (ii) with respect to each Stockholder, the date that Tyco or the Purchaser shall have purchased and paid for the Shares of such Stockholder pursuant to the terms of the Stockholder Agreement, or (iii) the date of the termination or expiration of the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) The Company's Board of Directors has determined unanimously that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion (the "Fairness Opinion") received by the Company from J.C. Bradford & Co., L.L.C. ("J.C. Bradford") that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view. No limitations were imposed by the Board of Directors or management of the Company on J.C. Bradford with respect to the investigations made, or the procedures followed by it, in rendering the Fairness Opinion. For purposes of its opinion, J.C. Bradford relied, without independent investigation, on the accuracy, completeness and fairness of all financial and other information reviewed by it. The Fairness Opinion contains a description of the factors considered the assumptions made and the scope of review undertaken by J.C. Bradford in rendering its opinion. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM J.C. BRADFORD IS ATTACHED AS SCHEDULE 1 TO THIS SCHEDULE 14D-9.

    STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares which would constitute a majority of the total number of outstanding Shares on a fully diluted basis (the "Minimum Condition"). Pursuant to the Stockholder Agreement described above, beneficial owners of approximately 7.2% of the shares on a fully diluted basis (21.9% on a fully diluted basis, including 942,219 shares issuable to them upon the exercise of options and other rights to acquire shares) of the total outstanding Shares have agreed to tender all of their Shares pursuant to this Offer. Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder.

    The Offer is scheduled to expire at 12:00 Midnight, New York City time on July 2, 1998, unless the Purchaser, subject to certain limitations, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and the Purchaser on June 2, 1998 announcing the Merger and the Offer is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    (b) Since its initial public offering in early June 1994 (the "IPO"), the Company has regularly reviewed acquisition prospects that would augment or complement the Company's operations or offer significant growth opportunities. In addition, the Company's Board of Directors and senior management have reviewed the Company's strategic position in the electronic interconnect industry, near and longer term prospects for that industry and the Company's potential in it and strategic alternatives available to the Company, with a view to maximizing stockholder value. As part of that review, the Company had periodic discussions with representatives of J.C. Bradford, the Company's financial advisor.

    Among other discussions, representatives of senior management asked J.C. Bradford to informally inquire as to whether any potential purchasers would be interested in a possible acquisition of the Company. J.C. Bradford identified a list of the most likely potential acquirers of the Company. Since June 1996, either the Company or J.C. Bradford, or both, has contacted approximately 10 participants in the electronics industry to assess their interest in pursuing a potential transaction with the Company.

    In late March 1998, management of Tyco's Printed Circuit Group contacted the Company to solicit its interest in a possible acquisition of the Company by Tyco. On March 26, 1998, Tyco and the Company executed a confidentiality agreement regarding the furnishing of non-public information concerning the Company to Tyco. At the beginning of April 1998, representatives of Tyco visited the Company's facilities and met with senior management to preliminarily review the Company's operations. Several days later, Tyco conducted a preliminary review of the Company's environmental compliance.

    On April 24, 1998, representatives of Tyco met with the Company and J.C. Bradford and presented a non-binding offer to acquire the Company in an all cash transaction at a price of $12.50 per Share, subject to the negotiation of definitive documentation, regulatory approvals and the approval of the transaction by the Tyco Board. The offer was also subject to satisfactory conclusion of Tyco's due diligence investigation of the Company's operations, facilities and management. The Company responded with a counter offer to Tyco on the afternoon of April 24, 1998, and, on April 27, 1998, Tyco offered an increased price of $12.75 per Share, subject to the conditions of its offer of April 24, 1998. On May 5, 1998, the Company granted to Tyco the exclusive right through May 28, 1998, to negotiate for the acquisition of the Company.

    From May 11 through May 14, 1998, representatives of Tyco met with the Company's management and conducted a diligence review of the Company. This review included discussion of the Company's results of operations for April and the forecast for the balance of the Company's fourth quarter, both of which were below the Company's projections previously furnished to Tyco.

    At a meeting of the Board of Directors of Tyco held on May 18, 1998, Tyco management made a presentation concerning the acquisition of the Company based on the results of the completed due diligence investigation. The Board approved the acquisition and authorized management to complete the transaction on terms that in management's view were consistent with the results of due diligence.

    Based upon the results of Tyco's due diligence efforts and its review of the Company's recent operating results and revised forecasts, on May 20, 1998, Tyco called the Company and J.C. Bradford and proposed to acquire the Company for $10.50 per Share in a cash tender offer followed by a merger at the same cash price.

    On May 22, 1998, the Board of Directors of the Company met to consider the Tyco offer. J.C. Bradford delivered its preliminary oral opinion to the Company's Board that, as of such date, the consideration proposed to be paid to the stockholders of the Company pursuant to the Tyco offer was fair to the stockholders from a financial point of view. Thereafter, the Company's Board of Directors authorized the Company's officers and legal counsel to enter into negotiations concerning a definitive merger agreement.

    Representatives of Tyco and the Company and their respective counsel conducted negotiations concerning the Merger Agreement during the week of May 26, 1998 and concluded such negotiations on June 1, 1998.

    On May 29, 1998, the Company's Board of Directors met to consider the Tyco offer and discuss the changes made to Merger Agreement from the draft previously discussed by the Board. J.C. Bradford reconfirmed its oral opinion to the Company's Board (subsequently confirmed in writing) that as of such date, the consideration proposed to be paid to the stockholders of the Company pursuant to the Tyco offer was fair to the stockholders from a financial point of view. Thereafter, the Company's Board of Directors unanimously approved the Offer and the Merger, determined to recommend the Offer and the Merger to the Company's stockholders and authorized the officers of the Company to finalize and execute definitive documentation for the transaction. A representative of the Company then contacted Tyco to inform it of the Board's determination.

    The Merger Agreement and the Stockholder Agreement were executed by the respective parties on June 1, 1998. A joint press release announcing the execution of the Merger Agreement was released by the parties prior to the opening of the U.S. financial markets on June 2, 1998.

    In arriving at its decision to approve the Offer and Merger and recommend that the Company's stockholders accept the Offer and tender their shares, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

        (i) the financial and other terms and conditions of the Offer and Merger Agreement, including, without limitation, that the Company's fourth quarter financial results, which are expected to be below prior projections, would not, by the terms of the Merger Agreement, result in a Material Adverse Effect that might otherwise permit Tyco to terminate the Offer;

        (ii) the fact that the $10.50 per Share to be received by the Company's stockholders in both the Offer and the Merger represents a substantial premium over the historical trading prices for the Shares since the Company's June 3, 1994 initial public offering of $2.75 per share (adjusted for a subsequent stock split), including a premium over the closing market price of $8.75 on the last full trading day prior to the approval and execution of the Merger Agreement;

       (iii) the written opinion of J.C. Bradford that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. J.C. Bradford's written opinion is attached to this Schedule 14D-9 as Schedule 1 and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualification made, matters considered and limitations of the review conducted by J.C. Bradford;

        (iv) the presentation of J.C. Bradford to the Board of directors at its meeting on May 22, 1998, as to various financial and other matters deemed relevant to the Board of Directors consideration, including, among other things, (a) an analysis of the Company's historical and projected operating performance, (b) a review of public information with respect to certain other companies in the electronics interconnect business, (c) a review of the historical stock prices and trading volumes of Shares, (d) a hypothetical public market valuation of the Company, (e) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance, and (f) the terms of the recent comparable business combinations in the electronics interconnect industry in comparison with the terms of the proposed transaction;

        (v) the results of the process undertaken by the Company and J. C. Bradford to identify and solicit indications of interest with respect to a possible purchase of the Company, including the fact that no other potential strategic partner expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company's stockholders as those of the Offer and Merger;

        (vi) the fact that, to the extent required by fiduciary obligations of the Board of Directors of the Company to the stockholders under Delaware Law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, upon the payment of a $2.0 million termination fee plus documented fees and expenses of Tyco and the Purchaser up to $150,000 (see "Fees and Expenses" under the description of the Merger Agreement above);

       (vii) the effect of the Offer and the Merger on the Company's relationships with its employees and customers;

      (viii) the advice of the Company's legal advisors with respect to the terms and conditions of the Merger Agreement, the Offer and the Merger; and

        (ix) the Board of Directors' knowledge of the Company's business, operations, prospects and competitive position and current trends in the electronic interconnect industry, including the advantages in a competitive environment of strategically aligning with a large, well-capitalized company.

    The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that historical results of operations and future prospects of the Company are adequately reflected in the $10.50 price per Share.

    In light of all the factors set forth above, the Board of Directors approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation, the Board of Directors did not assign relative weight to the specific factors in reaching its decision or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to it and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained J.C. Bradford to provide the Fairness Opinion in connection with the proposed Offer and Merger. Pursuant to a letter agreement, dated November 25, 1996, between the Company and J.C. Bradford, the Company has agreed to pay J.C. Bradford a fee of $150,000 upon delivery of the Fairness Opinion. In the even that J.C. Bradford is requested to deliver an updated Fairness Opinion, the Company has agreed to pay an additional fee of $50,000. In addition, upon the closing of the Merger, J.C. Bradford shall be paid a transaction fee equal to $430,000. The fees paid in relation to the Fairness Opinion will be credited against the transaction fee. The Company has also agreed to indemnify J.C. Bradford and its directors, offices, agents, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past sixty (60) days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, all of the Stockholders (see
Item 3, "Identity and Background--The Stockholder Agreement," above) and all of the Company's other executive officers and directors who own Shares of Common Stock currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The information contained in Exhibits 1-6 referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT
      NUMBER     DESCRIPTION
---------------  -------------------------------------------------------------------------------------------------------
           1     The Company's Proxy Statement for its 1997 Annual Meeting of Stockholders, held on December 16, 1997
           2     Agreement and Plan of Merger, dated as of June 1, 1998, among Tyco, the Purchaser and the Company
           3     Stockholder Agreement, dated June 1, 1998, among Tyco, the Purchaser and the Stockholders identified therein
           4     Letter to Stockholders, dated June 5, 1998, from B. Kevin Kelly, Chief Executive Officer and President of the Company*
           5     Joint press release issued by the Company and Tyco on June 2, 1998
           6     Fairness Opinion of J.C. Bradford dated May 29, 1998*

------------------------

           *     Included in a Schedule to the 14D-9

                            [SIGNATURE PAGE FOLLOWS]

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 1998

                                SIGMA CIRCUITS, INC.

                                By:  /s/ B. KEVIN KELLY
                                     ------------------------------------------
                                     B. Kevin Kelly
                                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                                                      SCHEDULE I

                              J. C. BRADFORD & CO.
                               CORPORATE FINANCE
                              330 COMMERCE STREET
                              NASHVILLE, TN 37201

May 29, 1998

The Board of Directors
Sigma Circuits, Inc.
393 Matthew Street
Santa Clara, CA 95050

Gentlemen:

    Sigma Circuits, Inc. (the "Company"), Tyco International Ltd. ("Tyco") and T10 Acquisition Corp., an indirect wholly-owned subsidiary of Tyco (the "Sub"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the commencement by the Sub of a tender offer (the "Offer") for all of the outstanding shares of Common Stock of the Company, par value $0.001 per share (the "Shares"), at a price of $10.50 per Share, net to the seller in cash, followed by a merger (the "Merger") of Sub with and into the Company pursuant to which each outstanding Share (other than Shares held in the treasury of the Company or by any wholly-owned subsidiary of the Company and any shares owned by Tyco, Sub or any other wholly-owned subsidiary of Tyco) will be converted into the right to receive $10.50 in cash.

    You have asked us whether, in our opinion, the cash consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view.

    J.C. Bradford & Co., L.L.C., as part of its investment banking business, engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the proposed Offer and Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Offer.

    In conducting our analysis and arriving at our opinion, we have considered such financial and other information as we deemed appropriate including, among other things, the following: (i) the Merger Agreement; (ii) the historical and current financial position and results of operations of the Company; (iii) certain internal financial analyses and forecasts of the Company prepared by senior management, and provided to us as reasonable forecasts appropriate for use in rendering our opinion; (iv) certain financial, securities and research data of certain other companies in businesses similar to the Company, the securities of which are publicly traded; (v) prices and premiums paid in certain other acquisitions and transactions that we believed to be relevant; (vi) historical and current price and trading activity for the Common Stock; and
(vii) such other financial studies, analyses and investigations as we deemed appropriate for purposes of our opinion.

    We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. With your permission, we have assumed that financing for the Offer and the Merger has been irrevocably obtained, and that the Merger Agreement has been executed and delivered by the parties thereto on the terms contained in the most recent draft of the Merger Agreement supplied to and reviewed by us.

    We have taken into account our assessment of general economic, market, financial and other conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the industry in which the Company operates generally. Our opinion is necessarily based upon the information made available to us and conditions as they currently exist and can be evaluated as of the date hereof. We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of our opinion and have not assumed any responsibility for, nor undertaken an independent verification of, such information. With respect to the internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based.

    Our opinion does not address the relative merits of the proposed Offer and Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company might engage. Furthermore, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

    In the ordinary course of our business, we may actively trade the equity securities of the Company and Tyco for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Offer and the Merger, does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares pursuant to the Offer or vote to approve the Merger, and is not to be quoted or referred to, in whole or in part, in any proxy statement, nor shall this letter be used for any other purposes, without our prior written consent.

    Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the cash consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to such stockholders from a financial point of view.

                                          Very truly yours,
                                          J.C. BRADFORD & CO., L.L.C.

                                                                     SCHEDULE II

                              SIGMA CIRCUITS, INC.
                               393 MATHEW STREET
                         SANTA CLARA, CALIFORNIA 95050

                     INFORMATION PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    The following information is being furnished to holders of the common stock, par value $.001 per share (the "Shares"), of Sigma Circuits, Inc., a Delaware corporation (the "Company" or "Sigma"), in connection with the possible designation by Tyco International Ltd., a Bermuda company ("Tyco"), of at least a majority of the members of the Board of Directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 1998 (the "Merger Agreement"), by and among the Company, Tyco and T10 Acquisition Corp. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Tyco. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

    The Merger Agreement provides that promptly following the purchase of any Shares pursuant to the Offer, Tyco may request that the Company take all actions necessary to cause persons designated by Tyco to become directors of the Company (the "Tyco Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by Tyco or any affiliate thereof by (ii) the total number of Shares outstanding; provided that prior to the consummation of the Merger, the Board of Directors of the Company (the "Board of Directors") shall always have at least three members who are directors as of the date hereof or persons designated by such directors and are neither employees of the Company nor designees of Tyco. The Company has also agreed to increase the size of the Board of Directors or exercise reasonable best efforts to secure the resignation of existing directors so as to enable Tyco's designees to be elected to the Board of Directors in accordance with such provisions.

    The information contained in this Schedule II concerning Tyco and Purchaser has been furnished to the Company by Tyco, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

    As of May 23, 1998, there were issued and outstanding 4,252,985 shares of Common Stock, each of which entitles the holder to one vote.

                       BOARD OF DIRECTORS, TYCO DESIGNEES
                             AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

    The persons named below are the current members of the Board of Directors. The following sets forth as to each director his age (as of June 6, 1998), principal occupation and business experience, the period during which he has served as a director and the expiration of his term as a director.

                                                                                                                EXPIRATION
                                                                                                                  OF TERM
                                                                                                                   AS A
NAME                                                                          AGE         DIRECTOR SINCE         DIRECTOR
------------------------------------------------------------------------     -----     ---------------------  ---------------
B. Kevin Kelly..........................................................          45              1992                1998
Robert P. Cummins (1)...................................................          44              1996                1998
Philip S. Bushnell......................................................          47              1993                2000
Thomas J. Bernard (1)(2)................................................          66              1995                1999
William H. Boyle (2)....................................................          64              1996                1999
Carl H.R. Brockl........................................................          52              1997                2000

------------------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

ROBERT P. CUMMINS

    Mr. Cummins has been a Director since April 1986 and Chairman of the Board since August 1992. Mr. Cummins is currently the President, Chief Executive Officer and a Director of Cyberonics, Inc., a medical device company. He was a general partner of Vista Partners, L.P., a venture capital partnership which he joined in 1984 until December 1994. Mr. Cummins was also Vice President and a director of Vista Ventures, Inc., a venture capital advisory firm.

B. KEVIN KELLY

    Mr. Kelly has served as President and Chief Executive Officer and a Director since October 1992. Prior to joining Sigma, Mr. Kelly held the position of Vice President of Operations at Lundahl Astro Circuits Inc., a high volume manufacturer of printed circuit boards, from December 1991 to October 1992. Prior to that time, from December 1990 to December 1991, Mr. Kelly was a founder and President of Vitesse Engineering, a supplier of electrical test fixtures for the printed circuit board industry. From March 1988 to December 1990, Mr. Kelly was Vice President of Sales and Operations at West Coast Circuits, Inc., a quick-turn manufacturer of printed circuit boards.

PHILIP S. BUSHNELL

    Mr. Bushnell has served as Senior Vice President, Finance and Administration since January 1994. From August 1992 until January 1994, Mr. Bushnell served as Vice President, Finance. He was elected Secretary and Chief Financial Officer in October 1992 and has been a Director since June 1993. From July 1987 to August 1992, Mr. Bushnell was employed in various finance positions with the Company. Prior to joining Sigma, Mr. Bushnell held various finance positions at Varian Associates, a diversified electronics company, from 1978 until 1986.

THOMAS J. BERNARD

    Mr. Bernard has been a Director since April 1995. Mr. Bernard is currently Senior Vice President and General Manager of Wireless Infrastructure Products with QUALCOMM Inc., a digital wireless communications company. From 1986 until his temporary retirement in May 1994, Mr. Bernard served with QUALCOMM Inc. as Senior Vice President and General Manager of OmniTRACS-TM-. Prior to that he served as Executive Vice President and General Manager of the M/A-COM Telecommunication Division of M/A-COM LINKABIT, a manufacturer of telecommunications interconnects.

WILLIAM H. BOYLE

    Mr. Boyle has been a Director since May 1996. Mr. Boyle is currently the Chief Financial Officer of Cubic Corporation, an aerospace and defense contractor and the largest manufacturer of automated revenue collection systems for the mass transit industry. Prior to that he served as Vice President and Treasurer of Wickes Corporation, from 1972 until 1983. Mr. Boyle currently serves as a director of Cubic Corporation and the West Coast Advisory Board of Protection Mutual Insurance Company.

CARL H.R. BROCKL

    Mr. Brockl has been a Director since June 1997. From September 1995 until June 1996, Mr. Brockl served as a General Manager at the Company. From their founding in 1984 until their acquisition by the Company in September 1995, Mr. Brockl was the President and a Director of Citation Circuits, Inc., Citation Enterprises, Inc. and Citron, Inc.

INFORMATION CONCERNING TYCO DESIGNEES TO THE BOARD OF DIRECTORS

    Tyco has informed the Company that it will select the Tyco Designees from among L. Dennis Kozlowski (age 51), Joshua M. Berman (age 59), Jerry R. Boggess (age 54), David B. Brownell (age 54), Irving Gutin (age 66), Robert P. Mead (age
47), Richard J. Meelia (age 48), M. Brian Moroze (age 54) and Mark H. Swartz (age 37), each of whom is a director or executive officer of Tyco, certain subsidiaries of Tyco or the Purchaser. Information concerning the Tyco Designees is contained in Annex I and Annex II to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders with this Schedule 14D-9. The information in such Annexes is incorporated herein by reference. In addition to the information concerning Mr. Kozlowski in such Annexes, Mr. Kozlowski is a director of Applied Power, Inc., Raytheon Company and RJR Nabisco Holdings Corp. Tyco has also informed the Company that each of such directors and executive officers has consented to act as a Director of the Company, if so designated. It is expected that none of the Tyco Designees will receive any compensation for services performed in his capacity as a Director of the Company.

BOARD COMMITTEES AND MEETINGS

    During the fiscal year ended June 30, 1997(1) the Board of Directors held six meetings. The Board has an Audit Committee and a Compensation Committee.

    The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent auditors to be retained; and receives and considers the accountants' comments as to controls, adequacy of staff and management performance, and procedures in connection with audit and financial controls. The Audit Committee is composed of two non-employee directors, Messrs. Cummins and Boyle. It met once during such fiscal year.

------------------------

(1) The Company operates on thirteen week quarterly periods each ending on the Saturday closest to the end of the calendar month. For purposes of presentation, the Company has indicated its accounting year as ending on June 30.

    The Compensation Committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under the Company's stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee is composed of two non-employee directors, Messrs. Cummins and Bernard. It met once during such fiscal year.

    During the fiscal year ended June 30, 1997, each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

COMPENSATION OF DIRECTORS

    In accordance with Company policy, all members of the Board of Directors are eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings. In addition, each non-employee Director of the Company received annual compensation of $5,000 for his service as a Board member during fiscal 1997.

    On December 31, 1996, Mr. Cummins, Mr. Bernard and Mr. Boyle, the only non-employee directors incumbent at the time, were each automatically granted an option to purchase 3,000 shares of the Company's Common Stock in accordance with the Company's 1994 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, each non-employee director receives an option for 3,000 shares of the Company's Common Stock each year. On June 9, 1997, the date Mr. Brockl was first elected to the Board of Directors, Mr. Brockl was granted an option to purchase 10,000 shares of the Company's Common Stock pursuant to the Directors' Plan.

    On July 1, 1995, the Company entered into a consulting agreement with Mr. Cummins which provides for a monthly payment of $2,500 to Mr. Cummins in exchange for certain consulting services. The Company renewed such agreement for one-year periods on July 1, 1996 and July 1, 1997.

    After the consummation of the Merger, it is expected that the Company's Board of Directors will act to appoint new members to the Audit and Compensation Committees. To the Company's knowledge, no decision has been made by the Tyco Designees regarding the membership of any such committees of the Board.

EXECUTIVE OFFICERS

    Executive officers serve at the discretion of the Board of Directors. The following table sets forth certain information concerning the executive officers of the Company (as of June 5, 1998) who are expected to serve in such capacity until the consummation of the Merger (none of whom has a family relationship with any other executive officer):

NAME                                                                              POSITION
--------------------------------------------------------  --------------------------------------------------------

B. Kevin Kelly..........................................  President and Chief Executive Officer

Philip S. Bushnell......................................  Senior Vice President, Finance and Administration, Chief
                                                          Financial Officer and Secretary

W. Kent Hardwick........................................  Senior Vice President, General Counsel and Secretary

    The following is a brief summary of the background of each executive officer of the Company:

B. KEVIN KELLY

    Mr. Kelly has served as President and Chief Executive Officer and a Director since October 1992. Prior to joining Sigma, Mr. Kelly held the position of Vice President of Operations at Lundahl Astro Circuits Inc., a high volume manufacturer of printed circuit boards, from December 1991 to October 1992. Prior to that time, from December 1990 to December 1991, Mr. Kelly was a founder and President of Vitesse Engineering, a supplier of electrical test fixtures for the printed circuit board industry. From March 1988 to December 1990, Mr. Kelly was Vice President of Sales and Operations at West Coast Circuits, Inc., a quick-turn manufacturer of printed circuit boards.

PHILIP S. BUSHNELL

    Mr. Bushnell has served as Senior Vice President, Finance and Administration since January 1994. From August 1992 until January 1994, Mr. Bushnell served as Vice President, Finance. He was elected Secretary and Chief Financial Officer in October 1992 and has been a Director since June 1993. From July 1987 to August 1992, Mr. Bushnell was employed in various finance positions with the Company. Prior to joining Sigma, Mr. Bushnell held various finance positions at Varian Associates, a diversified electronics company, from 1978 until 1986.

W. KENT HARDWICK

    Mr. Hardwick has served as Vice President, Sales and Marketing since March 1997. From 1996 until March 1997, Mr. Hardwick served as Vice President of Business Development. From 1995 until 1996, Mr. Hardwick held the position of Director of Business Development. From 1985 to 1994 he served as Southwestern Regional Sales Manager. From 1983 to 1985 he served as a Customer Service Representative.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the ownership of the Company's Common Stock as of May 23, 1998 by (i) each director; (ii) each of the executive officers named in the Summary Compensation Table employed by the Company in that capacity on May 23, 1998; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Stock.

                                                                           BENEFICIAL OWNERSHIP
                                                                                   (1)
                                                                          ----------------------
                                                                          NUMBER OF  PERCENT OF
NAME                                                                       SHARES       TOTAL
------------------------------------------------------------------------  ---------  -----------
Carl H. R. Brockl (2)...................................................    791,786        17.0%
Entities affiliated with Metropolitan Capital Advisors, Inc. (3)........    257,800         6.1%
B. Kevin Kelly (4)......................................................    355,814         7.7%
Philip S. Bushnell (5)..................................................    202,311         4.6%
W. Kent Hardwick (6)....................................................     95,186         2.2%
Robert P. Cummins (7)...................................................     50,454         1.2%
Thomas J. Bernard (8)...................................................     24,000       *
William H. Boyle (9)....................................................     16,000       *
All directors and officers as a group (7 persons)(10)...................  1,783,551        28.9%

------------------------

*   Less than 1%

(1) This table is based upon information supplied by officers, directors and principal shareholders. Unless otherwise indicated in the footnotes to this table and subject to the community property laws where applicable, each of the shareholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by him. Percentage of beneficial ownership is based on 4,252,985 shares of Common Stock outstanding as of May 23, 1998, adjusted as required by rules promulgated by the Commission.

(2) Includes 400,000 shares of Common Stock issuable to Carl and Linda Brockl pursuant to the terms of a $1,800,000 Convertible Subordinated Note issued to Carl and Linda Brockl as partial consideration for the purchase of substantially all the assets and certain liabilities of Citation. Also includes 13,000 shares issuable upon the exercise of options, as such options are immediately exercisable upon completion of the Merger.

(3) Based solely on information obtained from a filing made on Schedule 13G with the SEC. Includes 7,800 shares held by KJ Advisors, Inc. ("KJA") and 69,100 shares held by Metropolitan Capital III, Inc. ("MC III"). Jeffrey E. Schwarz and Karen Finerman are directors and officers of Metropolitan Capital Advisors, Inc., KJA and MC III.

(4) Represents 355,814 shares issuable upon the exercise of options, as such options are immediately exercisable upon completion of the Merger.

(5) Includes (i) 450 shares held by the Philip S. Bushnell Trust and (ii) 152,951 shares issuable upon the exercise of options, as such options are immediately exercisable upon completion of the Merger.

(6) Includes 90,000 shares issuable upon the exercise of options, as such options are immediately exercisable upon completion of the Merger.

(7) Includes 20,454 shares issuable upon the exercise of options, as such options are immediately exercisable upon completion of the Merger.

(8) Includes 19,000 shares issuable upon the exercise of options, as such options are immediately exercisable upon completion of the Merger.

(9) Represents 16,000 shares issuable upon the exercise of options, as such options are immediately exercisable upon completion of the Merger.

(10) Includes 1,067,219 shares issuable upon the exercise of options, as such options are immediately exercisable upon completion of the Merger.

COMPENSATION OF EXECUTIVE OFFICERS

    The following table shows for the fiscal years ending June 30, 1997, 1996 and 1995, compensation awarded or paid to, or earned by the Company's Chief Executive Officer and its three other most highly compensated executive officers whose salary and bonus compensation exceeded $100,000 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                                          LONG TERM
                                                                                                        COMPENSATION
                                                                             ANNUAL COMPENSATION             AWARDS
                                                                        ------------------------------   SECURITIES
                                                                          BONUS     ALL OTHER ANNUAL     UNDERLYING
NAME AND PRINCIPAL POSITION                        YEAR     SALARY($)    ($)(1)    COMPENSATION($)(2)    OPTIONS(3)
-----------------------------------------------  ---------  ----------  ---------  -------------------  -------------
B. Kevin Kelly.................................       1997  $  211,538  $  --           $   9,160            --
President, Chief Executive                            1996     199,039     75,872           9,150            80,000
  Officer and Director                                1995     175,006     15,500           8,766            53,526
Philip S. Bushnell.............................       1997  $  150,000  $  --           $   9,160            --
Senior Vice President,                                1996     143,500     57,110           9,150            60,000
  Finance and Administration,                         1995     125,000      7,750           8,838            41,268
  Chief Financial Officer,
  Secretary and Director
W. Kent Hardwick...............................       1997  $  153,846  $  46,476       $   9,160            70,000
Vice President, Sales and                             1996     106,014     15,354           9,150            10,000
  Marketing                                           1995      74,574     11,885           8,838               306
Douglas B. Crerar..............................       1997  $  136,964  $  --           $   5,325            --
Former Vice President,                                1996      81,346     16,250           5,250            75,000
  Sales and Marketing                                 1995      --         --              --                --

------------------------

(1) Bonuses awarded to Messrs. Kelly and Bushnell in fiscal 1995 were paid in the first quarter of fiscal 1996.

(2) Consists of automobile allowance and premiums for health insurance benefits.

(3) These options become exercisable in 54 equal monthly installments beginning with the seventh month from the date of grant.

                       STOCK OPTION GRANTS AND EXERCISES

    The Company has granted options to its executive officers under its 1988 Stock Option Plan (the "1988 Plan"), adopted in May 1988 and amended in October 1993, March 1994, June 1995 and September 1995.

    At June 30, 1997, options (net of canceled or expired options) covering an aggregate of 952,720 shares of the Company's Common Stock were outstanding under the 1988 Plan, and only 199,483 shares (plus any shares that might in the future be returned to the 1988 Plan as a result of cancellations or expiration of options) remained available for future grant under the 1988 Plan. The Board of Directors voted in October 1997 to amend and restate the 1988 Plan as the 1997 Stock Option Plan (the "Option Plan"), subject to stockholder approval, to increase the number of shares of Common Stock authorized for issuance under the Option Plan by 200,000, bringing the total shares authorized for issuance under the Option Plan to 1,500,000, and to make certain other changes.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options made during the fiscal year ended June 30, 1997 to each of the Named Executive Officers:

                                                                                                                     POTENTIAL
                                                                                                                     REALIZABLE
                                                                                                                     VALUE AT
                                                                                                                      ASSUMED
                                                                                                                      ANNUAL
                                                                                                                     RATES OF
                                               INDIVIDUAL                                                              STOCK
                                                 GRANTS                                                                PRICE
                                              -------------                                                          APPRECIATION
                                                NUMBER OF     PERCENTAGE OF                                          FOR
                                               SECURITIES     TOTAL OPTIONS                                           OPTION
                                               UNDERLYING      GRANTED IN      EXERCISE      MARKET                  TERM($)(3)
                                                 OPTIONS         FISCAL          PRICE        PRICE     EXPIRATION   ---------
NAME (1)                                       GRANTED(1)        1997(2)        ($/SH)       ($/SH)        DATE         5%
--------------------------------------------  -------------  ---------------  -----------  -----------  -----------  ---------
W. Kent Hardwick............................       70,000           28.23         6.1875       6.1875   10/13/2006     272,390


NAME (1)                                         10%
--------------------------------------------  ----------
W. Kent Hardwick............................     690,290

------------------------

(1) These options become exercisable in 54 equal monthly installments beginning with the seventh month from the date of grant.

(2) Based on a total of 248,000 options granted to employees during the fiscal year ended June 30, 1997.

(3) The potential realizable value is based on the term of the option at the time of grant (ten years). Assumed stock price appreciation of five percent and ten percent used pursuant to rules promulgated by the Commission. The potential realizable value is calculated by assuming that the market price per share appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

    The following tables show for the fiscal year ended June 30, 1997, certain information regarding options granted to, exercised by and held at year end by the Named Executive Officers:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND JUNE 30, 1997 OPTION VALUES

                                                                            NUMBER OF SECURITIES
                                                                         --------------------------
                                                                           UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                            OPTIONS AT JUNE 30,       IN-THE-MONEY OPTIONS AT
                                                SHARES         VALUE              1997(#)               JUNE 30, 1997($)(2)
                                              ACQUIRED ON    REALIZED    --------------------------  --------------------------
NAME                                          EXERCISE(#)     ($)(1)     EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-------------------------------------------  -------------  -----------  -----------  -------------  -----------  -------------
B. Kevin Kelly.............................       --            --          152,898        126,916      527,270        234,561
Philip S. Bushnell.........................        6,000        27,533       39,614         81,930       83,693        117,298
W. Kent Hardwick...........................       --            --           13,910         76,090       40,305         17,481

------------------------

(1) Based on the fair market value of the Company's Common Stock on the dates of exercise minus the exercise price.

(2) Based on the closing price of the Company's Common Stock on June 30, 1997 ($4.875 per share) minus the exercise price.

          COMPLIANCE WITH THE REPORTING REQUIREMENTS OF SECTION 16(A)

    Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

    To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended June 30, 1997, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

                     CHANGE-IN-CONTROL SEVERANCE AGREEMENTS

    In October 1995, the Company entered into change-in-control severance agreements (the "Severance Agreements") with Mr. Kelly and Mr. Bushnell. Pursuant to the Severance Agreements, if the employment of Mr. Kelly or Mr. Bushnell is either involuntarily terminated by the Company without cause, or voluntarily terminated by resignation of Mr. Kelly or Mr. Bushnell for good reason within 12 months following a change-in-control, then the terminated executive will be entitled to severance compensation and benefits, including a lump sum payment of 18 months of base salary for Mr. Kelly and 12 months of base salary for Mr. Bushnell (an aggregate amount equal to $300,000 for Mr. Kelly and $150,000 for Mr. Bushnell, subject to salary adjustments), payment of health benefit premiums for 18 months for Mr. Kelly and 12 months for Mr. Bushnell, a severance bonus (equal to the bonus that would have been payable had the executive worked the entire year, pro rated by the number of days worked), and acceleration of vesting of all outstanding stock options. As set forth in more detail in the Severance Agreements, a "change-in-control" transaction is defined as any capital transaction or reorganization in which ownership of more than 50% of the Company's voting shares changes; "cause" is defined as conviction of a crime or participation in fraud against the Company or gross unfitness to serve as determined by the Board of Directors; and "good reason" is a reduction in compensation, benefits or responsibilities.

    In October 1997, the Company entered into a change-in-control severance agreement (the "Severance Agreement") with Mr. Hardwick. Pursuant to the Severance Agreement, if the employment of Mr. Hardwick is either involuntarily terminated by the Company without cause, or voluntarily terminated by resignation of Mr. Hardwick for good reason within 13 months following a change-in-control, then Mr. Hardwick will be entitled to severance compensation and benefits, including a lump sum payment of 13 months of base salary (an aggregate amount equal to $173,334, subject to salary adjustments), payment of health benefit premiums for 13 months, a severance bonus (equal to the bonus that would have been payable had the executive worked the entire year, pro rated by the number of days worked), and acceleration of vesting of all outstanding stock options.

                  REPORT OF THE COMPENSATION COMMITTEE OF THE
                BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION (1)

    The Compensation Committee of the Board of Directors (the "Committee") is composed of Messrs. Bernard and Cummins, neither of whom has been an officer or employee of the Company. The Committee is responsible for establishing the Company's compensation programs for executive officers.

COMPENSATION PHILOSOPHY

    The goals of the compensation program are to align compensation with business objectives and performance and to enable the Company to attract, retain and reward executive officers and other key employees who contribute to the long-term success of the Company and to establish an appropriate relationship between executive compensation and the creation of long-term stockholder value. To meet

------------------------

(1) The material in this report is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the "1993 Act"), or the Securities Exchange Act of 1934 (the "1934 Act"), whether made before or after the date hereof and irrespective of any general incorporation language contained in any such filing.

these goals, the Committee has adopted a mix among the compensation elements of salary, bonus and stock options, with a bias toward stock options to emphasize the link between executive incentives and the creation of stockholder value as measured by the equity markets.

    BASE SALARY. The Committee annually reviews each executive officer's base salary. When reviewing base salaries, the Committee considers individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge and competitive pay practices. In general, the salaries of executive officers are not determined by the Company's achievement of specific corporate performance criteria. Instead the Committee determines the salaries for executive officers based upon a review of salary surveys of other publicly traded electronics manufacturing companies with capitalizations similar to that of the Company. Based upon such surveys, the executive officers' salaries are in the middle of the range established by comparable companies in the electronics manufacturing industry.

    BONUS. The Company adopted a formal bonus program in fiscal 1995 and continued such program in 1996 and 1997. The bonus program is a variable pay program through which executive officers and key managers of the Company may earn additional compensation. It is the Committee's philosophy that bonuses when combined with salaries create total compensation which is competitive with other similar electronics manufacturing companies. Bonus awards depend on the extent to which Company and individual performance objectives are achieved. The Company's performance objectives include operating, strategic and financial goals considered critical to the Company's fundamental long-term goal of building stockholder value. In fiscal 1997, the Compensation Committee adopted a formula for awarding executive bonuses. Based on the Company's performance in fiscal 1997, bonuses were not awarded under the bonus program in any quarter. The Company did award a relocation bonus to Mr. Hardwick in connection with his relocation to Northern California. For fiscal 1998, the primary objective of the bonus program is the attainment of certain levels of pre-tax income and earnings per share.

    OPTION PLAN. The Option Plan offered by the Company has been established to provide all employees of the Company with an opportunity to share, along with stockholders of the Company, in the long-term performance of the Company.

    Periodic grants of stock options are generally made to all eligible employees, with additional grants being made to certain employees upon commencement of employment and occasionally following a significant change in job responsibilities, scope or title. Stock options granted generally have a five-year vesting schedule and expire ten years from the date of grant. The exercise price of options granted under the stock option plans is usually 100% of fair market value of the underlying stock on the date of grant.

    Guidelines for the number of stock options for each participant in the periodic grant program generally are determined by a formula established by the Committee whereby several factors are applied to the salary and performance level of each participant and then related to the approximate market price of the stock at the time of grant. In awarding stock options, the Committee considers individual performance, overall contribution to the Company, officer retention, the number of unvested stock options and the total number of stock options to be awarded. After considering the criteria relating to awarding stock options, the Committee awarded options to the Named Executive Officers in October 1993 (fiscal 1994), September 1994 (fiscal 1995) and September 1995 (fiscal 1996). Only Mr. Hardwick was granted an option during fiscal 1997 in connection with his appointment as Vice President, Sales and Marketing. No other executive officers were awarded stock options during fiscal 1997.

    Section 162(m) of the Internal Revenue Code (the "Code") limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. The stockholders approved an amendment to the Option Plan which allows compensation recognized as a result of stock options granted under the plan with an exercise price at least equal to the fair market value of the Company's common stock on the date of grant to be treated as "performance-based compensation" and thus deductible by the Company.

CEO COMPENSATION

    The Committee uses the same procedures described above in setting the annual salary, bonus and stock option awards for the CEO. The CEO's salary is determined based on comparisons with other public electronics manufacturing companies as described above and is set in the middle of the range established by those companies. In awarding stock options, the Committee considers the CEO's performance, overall contribution to the Company, retention, the number of unvested options and the total number of options to be granted. The CEO's salary was not increased during fiscal 1997. The CEO was awarded stock options in October 1993 (fiscal 1994), September 1994 (fiscal 1995) and November 1995 (fiscal 1996). The CEO was not awarded stock options in fiscal 1997. The CEO was not granted a bonus in fiscal 1997 as the Company did not meet the criteria of the bonus program described above. As described above, in determining where the CEO's total compensation is set within the middle of the ranges and in light of the considerations described above, the Committee by necessity makes certain subjective evaluations. Compared to other companies surveyed by the Company, the CEO's salary, bonus and stock options are in the mid-range.

CONCLUSION

    Through the plans described above, a significant portion of the Company's compensation program and the CEO's and the other executive officers' compensation are contingent on Company performance, and realization of benefits by the CEO and the other executive officers is closely linked to increases in long-term stockholder value. The Company remains committed to this philosophy of pay for performance, recognizing that the competitive market for talented executives and the volatility of the Company's business may result in highly variable compensation.

                                          COMPENSATION COMMITTEE

                                          Thomas J. Bernard, Chairman
                                          Robert P. Cummins

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No member of the Compensation Committee of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. See "Certain Transactions" for a description of transactions between the Company and entities affiliated with members of the Compensation Committee.

                     PERFORMANCE MEASUREMENT COMPARISON (1)

    The following chart shows the value of an investment of $100 on June 3, 1994 (the date of the Company's initial public offering) in cash of (i) the Company's Common Stock, (ii) the Nasdaq Stock market index, and (iii) an index based on companies in a group of public companies in the Company's industry (Standard Industrial Classification Code 3670--Electronic Components). All values assume reinvestment of the full amount of all dividends and are calculated as of June 30, 1997.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                  SIGMA     NASDAQ      3670
June 3, 1994      $100.00    $100.00    $100.00
June 30, 1994      $90.91     $96.34     $94.40
June 30, 1995     $109.09    $128.60    $194.58
June 30, 1996     $236.36    $165.11    $205.72
June 30, 1997     $177.27    $200.78    $337.44

DATA POINTS USED IN PRINTED GRAPHIC

                                                                                     SIGMA      NASDAQ       3670
                                                                                   ---------  -----------  ---------
June 3, 1994.....................................................................  $  100.00   $  100.00   $  100.00
June 30, 1994....................................................................  $   90.91   $   96.34   $   94.40
June 30, 1995....................................................................  $  109.09   $  128.60   $  194.58
June 30, 1996....................................................................  $  236.36   $  165.11   $  205.72
June 30, 1997....................................................................  $  177.27   $  200.78   $  337.44

------------------------

(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

                              CERTAIN TRANSACTIONS

    The Company's Bylaws provide that the Company shall indemnify its directors and may indemnify its officers, employees and other agents to the fullest extent not prohibited by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnity agreements with each of its directors and executive officers.

    In addition, the Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company or its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for improper distributions to stockholders. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    On July 1, 1995, the Company entered into a consulting agreement with Mr. Cummins which provides for a monthly payment of $2,500 to Mr. Cummins in exchange for certain consulting services. The Company has renewed such agreement for one year periods on July 1, 1996 and July 1, 1997.

    On September 30, 1995, the Company acquired substantially all of the assets and assumed certain liabilities of Citation Circuits, Inc., Citation Enterprises, Inc. and Citron, Inc. (collectively, the "Citation Companies"), all of which were owned by Mr. Brockl. The purchase price for the Citation Companies included two 12% subordinated notes totaling $4,092,000, of which $1,500,000 was convertible to 200,000 shares of Common Stock. On May 21, 1997, in connection with a debt refinancing (including unpaid interest), the Company paid to Mr. Brockl $3,025,906 of the $4,825,906 and issued a four-year $1,800,000 convertible subordinated note for the balance due (the "Note"). This subordinated note is convertible into a maximum of 400,000 shares of the Company's Common Stock at $4.50 per share at the option of Mr. Brockl based upon certain defined criteria. The maximum number of shares that may be converted is 200,000 in each of the two-year periods of the note's contractual term. The Company can repay Brockl $900,000 prior to the two year period (it has the option to avoid conversion on 200,000 shares which are convertible after May 21,
1999). The Note bears interest of 10% per annum paid monthly in arrears. In connection with the issuance of the $1,800,000 convertible subordinated note, the Company paid to Mr. Brockl an $18,000 loan fee equal to 1% of the principal amount.

    In connection with the Acquisition of the Citation Companies, Mr. Brockl became an employee of the Company. Mr. Brockl is no longer an employee of the Company. Mr. Brockl's annual salary was $150,000 as an employee of Sigma and he received an option to purchase 60,000 shares of Common Stock at an exercise price of $6.875 per share. Upon termination of Mr. Brockl's employment, he was granted severance pay equal to three months salary. Mr. Brockl also entered into a noncompetition agreement with the Company pursuant to which Mr. Brockl has agreed not to compete with the Company for a period of two years from the date of his termination as either an employee of, or consultant to, the Company.

    The Company believes that the foregoing transactions were in its best interests. As a matter of policy these transactions were, and all future transactions between the Company and any of its officers, directors or principal stockholders will be, approved by a majority of the disinterested members of the Board of Directors, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of the Company.

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER       DESCRIPTION
---------------  -------------------------------------------------------------------------------------------------------
           1     The Company's Proxy Statement for its 1997 Annual Meeting of Stockholders, held on December 16, 1997

           2     Agreement and Plan of Merger, dated as of June 1, 1998, among Tyco, the Purchaser and the Company

           3     Stockholder Agreement, dated June 1, 1998, among Tyco, the Purchaser and the Stockholders identified therein

           4     Letter to Stockholders, dated June 5, 1998, from B. Kevin Kelly, Chief Executive Officer and President of the Company

           5     Joint Press Release issued by the Company and Tyco on June 2, 1998

           6     Fairness Opinion of J.C. Bradford dated May 29, 1998